

12 Month Auto Callable Yield Notes

OVERVIEW

May be appropriate for investors seeking interest payments at a higher interest rate than the current yield on a conventional debt security with the same maturity issued by JPMorgan Chase & Co. Investors are exposed to full downside market exposure if either Underlying declines by more than the Buffer Amount on any trading day during the Monitoring Period. Under these circumstances the payment at maturity will be made in cash based on the lesser performing of the Underlyings.

If on any Call Date, the closing level of each Underlying is greater than its closing level on the Pricing Date, the Notes will be automatically called.

Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Summary of Terms

Issuer:	JPMorgan Chase & Co.
Par:	$1,000.00
Underlyings:	Russell 2000® Index and iShares MSCI Emerging Markets Fund (the "Fund")
Pricing Date:	March 25, 2013
Observation Date:	March 26, 2014
Maturity Date:	March 31, 2014
Monitoring Period:	The period from, but excluding, the Pricing Date to and including the Observation Date
Call Dates:	June 26, 2013, September 25, 2013, December 26, 2013
Interest Rate:	[6.50%-8.50%]* per annum, paid monthly
Buffer Amount:	For each Underlying, 30% of the closing level of that Underlying on the Pricing Date
CUSIP:	48126DYU7

* To be determined on the Pricing Date, but not less than 6.50%.

** The hypothetical returns set forth above are illustrative and may not be the actual returns on the notes. These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

*** Reflects a Buffer Amount of 30% and an interest rate of 6.50% for illustrative purposes. The table assumes the note is not called on any Call Date and a $1,000 investment.

Hypothetical Returns**

Hypothetical Lowest Closing Level of the lesser performing Underlying during the Monitoring Period as a percentage of the Initial Level	Total Principal and Interest payments over term of the note***
200%	$1,065.00
150%	$1,065.00
125%	$1,065.00
100%	$1,065.00
90%	$1,065.00
80%	$1,065.00
70%	$765.00
65%	$715.00
50%	$565.00
30%	$365.00
10%	$165.00
0%	$65.00

Return Profile

Interest will be payable monthly in arrears. If an interest payment date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment.

Payment at maturity for each $1,000 principal amount note will be a cash payment of $1,000 or, if either of the Underlyings declined by more than the Buffer Amount during the Monitoring Period and either underlying remains below its initial level on the Pricing Date, a cash payment of less than $1,000 that reflects the negative return of the lesser performing Underlying. In the event both Underlyings appreciate relative to their initial values, the investor will receive $1,000 for each $1,000 principal amount invested, subject to the credit risk of JPMorgan Chase & Co. In all cases, payment will include any accrued and unpaid interest.

If the notes are automatically called, the investor will receive a cash payment of $1,000 for each $1,000 principal amount note, plus any accrued and unpaid interest.


12 Month Auto Callable Yield Notes

Selected Benefits

• The notes offer a higher interest rate than the yield currently available on debt securities of comparable maturity issued by us.

• Monthly interest payments.

• If the notes are held to maturity, the Buffer Amount may offer some contingent protection against a decrease in the prices of the Underlyings.

• Minimum denomination of $1,000 and integral multiples thereof.

Selected Risks

• Your investment in the notes may result in a loss. If either Underlying declines by more than the Buffer Amount on any trading day during the Monitoring Period, you could lose up to $935.00 for each $1,000 note.

•The Benefit provided by the Buffer Amount may terminate on any day during the term of the notes.

• Any payment on the notes is subject to our credit risk. Therefore the value of the notes prior to maturity are subject to changes in the market's view of our creditworthiness.

• You are exposed to the risks of the decline in the closing level of each Underlying.

• Your payment at maturity may be determined by the lesser performing of the Underlyings.

• Return is limited to the principal amount plus accrued interest regardless of any appreciation of the Underlyings.

• The automatic call feature may force a potential early exit. There is no guarantee you will be able to reinvest the proceeds at a comparable interest rate for a similar level of risk.

• No dividend payments, voting rights, or ownership rights with the securities included in the Underlyings.

• You are exposed to the risks associated with small capitalization companies.

•The anti-dilution protection for the Fund is limited and there may be differences between the Fund and its underlying Index.

• You are exposed to risks involving non-U.S. issuers of equity securities, foreign currently exchange risk, and risks associated with emerging markets.

• Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity. The original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you.

• Lack of liquidity: JPMorgan Securities, LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.

• Many economic and market factors, such as Index volatility, time to maturity, interest rates and creditworthiness of the Issuer, will impact the value of the notes prior to maturity.

• Potential conflicts: we and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes. It is possible that such hedging or other trading activities of JPMorgan or its affiliates could result in substantial returns for JPMorgan and its affiliates while the value of the notes decline.

• The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" to the applicable term sheet for additional information.

Disclaimer